UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

Capital Bank Financial Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

139794 101
(CUSIP Number)

Ross A. Oliver Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065 (212) 906-0700 Copies to: Paul R. Kingsley Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,896,260
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,896,260
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,896,260
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.89%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview-NAFH, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	139794 101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%
14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 121 Alhambra Plaza, Suite 1601, Coral Gables, Florida 33134.

Item 2.  Identity and Background

The names of the persons filing this statement are: Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Partners II, L.P. (“Crestview DE”), Crestview Partners II (FF), L.P. (“Crestview FF”), Crestview Partners II (TE), L.P. (“Crestview TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Cayman”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview FF Cayman”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview 892 Cayman”), Crestview-NAFH, LLC (“Crestview-NAFH”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”).

The address of the principal office of each of the Reporting Persons is 667 Madison Avenue, 10th Floor, New York, New York 10065.

Crestview DE, Crestview FF, Crestview TE, Crestview Cayman, Crestview FF Cayman and Crestview 892 Cayman (collectively, the “Crestview Funds”) are members of Crestview-NAFH, a special purpose investment vehicle.

Crestview GP serves as the general partner of the Crestview Funds, each of which is a private investment fund.

Crestview Advisors provides investment advisory and management services to the Crestview Funds.

Each of Crestview GP, Crestview DE, Crestview FF and Crestview TE is a Delaware limited partnership. Each of Crestview Cayman, Crestview FF Cayman and Crestview 892 Cayman is an exempted limited partnership organized under the laws of the Cayman Islands. Each of Crestview-NAFH and Crestview Advisors is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In December 2009, Crestview-NAFH purchased for aggregate consideration of $224.7 million approximately 9.9% of the Issuer’s Class A Shares and approximately 35.0% of the Issuer’s Class B Non-Voting Common Stock, par value $0.01 per share (“Class B Shares”), in or concurrently with the Issuer’s private placements. The source of funds for Crestview-NAFH’s purchase was capital contributions made by the investors in the Crestview Funds as well as available lines of credit.

Class B Shares have no voting rights, except on certain limited matters. However, holders of Class B Shares that are converted into Class A Shares will have all the voting rights of the other holders of Class A Shares. Class B Shares are not convertible in the hands of the initial holder. A transferee unaffiliated with the initial holder that receives Class B Shares subsequent to one of the permitted transfers mentioned below may elect to convert each Class B Share into one Class A Share. Class B Shares are transferable only: (1) to an affiliate of a holder of Issuer common stock or to the Issuer, (2) in a widely dispersed public offering, (3) in a private sale in which no purchaser (or group of associated purchasers) would acquire Class A Shares and/or Class B Shares in an amount that, after the conversion of such Class B Shares into Class A Shares, is (or represents) 2% or more of a class of the Issuer’s voting securities or (4) to a purchaser that would control a majority of the Issuer’s voting securities notwithstanding such transfer. In the case of Class B Shares that are intended to be sold by a holder thereof in an offering under an effective registration statement filed by the Issuer with the Securities and Exchange Commission, the participation in the offering by the transferee of such shares will serve as such transferee’s notice to the Issuer to elect to convert its Class B Shares, and the transferee shall receive Class A Shares in such transfer.

Pursuant to a registered public offering on September 19, 2012 (the “Offering”), the Issuer offered 5,681,818 Class A Shares for sale, and certain selling stockholders of the Issuer offered 4,318,182 Class A Shares for sale. In connection with the Offering, Crestview-NAFH agreed to purchase 886,525 Class A Shares for $15,000,003. The source of funds for Crestview-NAFH’s purchase was capital contributions made by the investors in the Crestview Funds as well as available lines of credit.

On March 16, 2011, the Issuer granted 25,000 restricted Class A Shares and options to buy 25,000 Class A Shares to Crestview Advisors in respect of Richard DeMartini’s service on the Issuer’s board of directors (the “Board”). The stock options are subject to vesting in two equal installments of 12,500 options on each of December 22, 2011 and December 22, 2012, and the restricted Class A Shares are similarly subject to vesting in two equal installments of 12,500 shares on each of December 22, 2011 and December 22, 2012. The information contained herein does not reflect the issuance to Crestview Advisors of the unvested options.

Item 4.  Purpose of Transaction

The Class A Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities. The Class A Shares acquired in the Offering were additionally acquired to reduce the dilution of Crestview-NAFH’s proportional ownership interest in the Issuer as a result of the Offering.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases, private transactions and/or pursuant to a 10b5-1 plan. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence. As part of this ongoing review, the Reporting Persons have engaged, and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Crestview-NAFH is a party to a Lead Investor Agreement with the Issuer and the individuals listed on the signature pages thereto, dated as of December 22, 2009 (the “Lead Investor Agreement”). Pursuant to the Lead Investor Agreement, the Issuer has agreed to nominate for election to the Board one person designated by Crestview-NAFH, and the parties have agreed to vote their shares in favor of the nominee. If elected, such director will serve on the Board’s Nominating and Governance and Compensation Committees. Crestview-NAFH’s nominating right will terminate at such time as it and its affiliates collectively own less than 33% of the original number of shares of common stock of the Issuer purchased by Crestview-NAFH in the Issuer’s private placements. As of the date hereof, Crestview-NAFH owns approximately 100% of such shares.

Richard DeMartini, a Managing Director of Crestview Advisors, currently serves as Crestview-NAFH’s representative on the Board, and, in such capacity, Mr. DeMartini and the Reporting Persons may have influence over the corporate activities of the Issuer, including the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional Class A Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities and/or (D) encourage (including, without limitation, through Mr. DeMartini’s position on the Board and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer’s capitalization or dividend policy, (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board, (iv) changes to the Issuer’s by-laws and (v) other changes to the Issuer’s business or structure; provided, however, that the Reporting Persons will not, individually or collectively, take any actions that are designed to direct or cause the direction of the management and policies of the Issuer or otherwise exercise a controlling influence over the Issuer absent compliance with the Bank Holding Company Act of 1956, as amended, and any applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 2,896,260 Class A Shares, or approximately 8.89% of the 32,573,844 outstanding Class A Shares of the Issuer as described in the Prospectus filed by the Issuer with the Securities and Exchange Commission on September 21, 2012.

Crestview-NAFH is the direct beneficial owner of 2,858,760 Class A Shares.  Each of the Reporting Persons (other than Crestview Advisors) may be deemed to beneficially own the 2,858,760 Class A Shares directly held by Crestview-NAFH.

Crestview Advisors is the direct beneficial owner of 12,500 vested options to purchase Class A Shares, 12,500 Class A Shares and 12,500 restricted Class A Shares. On March 16, 2011, the Issuer granted 25,000 restricted Class A Shares and options to buy 25,000 Class A Shares to Crestview Advisors in respect of Mr. DeMartini’s service on the Board. The stock options are subject to vesting in two equal installments of 12,500 options on each of December 22, 2011 and December 22, 2012, and the restricted Class A Shares are similarly subject to vesting in two equal installments of 12,500 shares on each of December 22, 2011 and December 22, 2012. The information contained herein does not reflect the issuance to Crestview Advisors of the unvested options.

Crestview GP may be deemed to beneficially own the 37,500 Class A Shares directly held by Crestview Advisors.

Each Reporting Person disclaims beneficial ownership of the Class A Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class A Shares.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Crestview-NAFH is party to a Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto, dated December 22, 2009 (as amended, the “Registration Rights Agreement”).  The Registration Rights Agreement includes customary provisions relating to, among other things, “piggy-back” registration rights, Rules 144 and 144A reporting, registration procedures, black-out periods, indemnification and a market stand-off agreement which may restrict Crestview NAFH’s ability to sell, transfer or otherwise dispose of any registrable securities under the Registration Rights Agreement, including its Class A Shares, for a period of 180 days following the effective date of the registration statement associated with the Offering, subject to certain exceptions.

Crestview-NAFH is party to a Lock-up Agreement with the Issuer, Credit Suisse Securities (USA) LLC (“Credit Suisse”), Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”), dated as of September 10, 2012 (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, Crestview-NAFH is prohibited from selling, transferring or otherwise disposing of any shares of the Issuer’s common stock, including Class A Shares held or acquired by Crestview-NAFH, without the consent of Credit Suisse, subject to certain exceptions, for a period of 180 days after the date of the underwriting agreement related to the Offering, subject to extension in certain circumstances.

Crestview-NAFH is party to a FINRA Lock-up Agreement (the “FINRA Lock-up Agreement”) with Credit Suisse and Merrill Lynch, dated as of September 20, 2012.  Pursuant to the FINRA Lock-up Agreement, Crestview-NAFH is prohibited from selling, transferring or otherwise disposing of any Class A Shares purchased by Crestview-NAFH in the Offering for a period of 180 days immediately following the date of effectiveness or commencement of sales of the Offering, pursuant to FINRA Rule 5110(g)(1).

Pursuant to the Lead Investor Agreement, the Issuer has agreed to nominate for election to the Board one person designated by Crestview-NAFH, and the parties thereto have agreed to vote their Class A Shares in favor of such nominee. If elected, the nominee shall serve on the Board’s Nominating and Governance and Compensation Committees. Crestview-NAFH’s nominating right will terminate at such time as it and its affiliates collectively own less than 33% of the original number of Class A Shares purchased by Crestview-NAFH in the Issuer’s private placements. As of the date hereof, Crestview-NAFH owns approximately 100% of such Class A Shares.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement by and among the Reporting Persons dated as of September 28, 2012	Filed herewith

2
Lock-up Agreement by and among Capital Bank financial Corp., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith and Crestview-NAFH, LLC dated as of September 10, 2012
Filed herewith

3	FINRA Lock-up Agreement by and among Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Crestview-NAFH, LLC, dated as of September 20, 2012	Filed herewith

4	Lead Investor Agreement by and among North American Financial Holdings, Inc., Crestview-NAFH and the individuals listed on the signature pages thereto dated as of December 22, 2009	Incorporated by reference to Exhibit 10.29 to Amendment No. 8 to the Form S-1, as filed by the Issuer on September 18, 2012 (Registration No. 333-175108)

5
Registration Rights Agreement by and among North American Financial Holdings, Inc., FBR Capital Markets & Co., Crestview-NAFH, LLC and the other parties listed on the signature pages thereto, dated as of December 22, 2009
Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Form S-1, as filed by the Issuer effective September 6, 2011 (Registration No. 333-175108)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012

Crestview Partners II GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.
Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview-NAFH, LLC
By:	Crestview Partners II, L.P., as member
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Capital Bank Financial Corp. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 28th day of September, 2012.

Crestview Partners II GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.
Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview-NAFH, LLC
By:	Crestview Partners II, L.P., as member
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	Senior Counsel & Chief Compliance Officer